SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

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[ ]   Preliminary Proxy Statement
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[X]   Definitive Proxy Statement
[ ]   Definitive Additional Materials
[ ]   Soliciting Material Under Rule 14a-12

Flight Safety Technologies, Inc.
(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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[X]   No fee required.
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28 Cottrell Street
Mystic, Connecticut 06355

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To be held on November 6, 2003

TO THE STOCKHOLDERS OF FLIGHT SAFETY TECHNOLOGIES, INC.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of the Stockholders of Flight Safety Technologies, Inc. (the "Company"), a Nevada corporation, will be held on Thursday, November 6, 2003, at 11:00 a.m. local time, at the Mystic Marriott Hotel and Spa, 625 North Road, (Route 117), Groton, Connecticut 06340, for the following purposes:

1. To amend the Articles of Incorporation to declassify our Board of Directors and reduce the terms of the Directors from three years to one year.

2. To elect eight members of the Board of Directors.

3. Approval to grant discretionary authority to our Board of Directors to effect a reverse stock split of our common stock at a ratio within the range from one-for-two to one-for-four at anytime prior to May 31, 2004.

4. To ratify the appointment of Kostin, Ruffkess & Company, LLC as our independent auditors for the fiscal year ending May 31, 2004.

5. To transact such other business as may properly come before the annual meeting.

Stockholders of record at the close of business on September 8, 2003, are entitled to notice of, and to vote at, this meeting and any adjournment or postponement. For ten days prior to the meeting, a list of stockholders entitled to vote at the meeting will be available for examination by any stockholder, for any purpose relating to the meeting, during ordinary business hours at our principal offices located at 28 Cottrell Street, Mystic, Connecticut 06355.

STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, SIGN, DATE AND PROMPTLY MAIL YOUR PROXY IN THE SELF-ADDRESSED ENVELOPE PROVIDED FOR YOUR CONVENIENCE. YOU MAY REVOKE THIS PROXY AT ANY TIME PRIOR TO THE ANNUAL MEETING AND, IF YOU ATTEND THE ANNUAL MEETING, YOU MAY VOTE YOUR SHARES IN PERSON.

Some shareholders may also vote by telephone or over the Internet. For instructions on voting, please see the proxy card.

BY ORDER OF THE BOARD OF DIRECTORS,

David D. Cryer
Secretary

Mystic, Connecticut
September 16, 2003



28 Cottrell Street
Mystic, Connecticut 06355

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS
To be held on November 6, 2003

The accompanying proxy is solicited by the Board of Directors of Flight Safety Technologies, Inc. (hereinafter referred to as "we", "us", "our" or "Company"), a Nevada corporation, from the holders of our issued and outstanding common stock for use at its annual meeting of stockholders to be held on November 6, 2003. These proxy solicitation materials and the Company's Annual Report to Shareholders for the year ended May 31, 2003, including financial statements (on Form 10-KSB) are being mailed to our stockholders on or about October 1, 2003. The Company's principal office is located at 28 Cottrell Street, Mystic, Connecticut, 06355.

SOLICITATION AND VOTING

Record Date and Voting Securities. Only stockholders of record as of the close of business on September 8, 2003, will be entitled to vote at the meeting and any adjournment thereof. As of that time, we had 15,901,233 shares of common stock outstanding, all of which are entitled to vote with respect to all matters to be acted upon at the annual meeting. Each stockholder of record as of that date is entitled to one vote for each share of common stock held by him or her. Our Bylaws provide that a majority of all of the shares of the stock entitled to vote, whether present in person or represented by proxy, shall constitute a quorum for the transaction of business at the meeting. Votes for and against, abstentions and "broker non-votes" will each be counted as present for purposes of determining the presence of a quorum.

Broker Non-Votes. A broker non-vote occurs when a broker submits a proxy card with respect to shares held in a fiduciary capacity (typically referred to as being held in "street name") but declines to vote on a particular matter because the broker has not received voting instructions from the beneficial owner. Under the rules that govern brokers who are voting with respect to shares held in street name, brokers have the discretion to vote such shares on routine matters, but not on non-routine matters. Routine matters include the election of directors, increases in authorized common stock for general corporate purposes and ratification of auditors.

Solicitation of Proxies. We will bear the cost of soliciting proxies. In addition to soliciting stockholders by mail, we will request banks, brokers and other custodians, nominees and fiduciaries to solicit customers for whom they hold our stock and will reimburse them for their reasonable, out-of-pocket costs. We may use the services of our officers, directors and others to solicit proxies, personally or by telephone, without additional compensation.

Voting of Proxies. All valid proxies received before the meeting will be exercised. All shares represented by a proxy will be voted, and where a proxy specifies a stockholder's choice with respect to any matter to be acted upon, the shares will be voted in accordance with that specification. If no choice is indicated on the proxy, the shares will be voted in favor of all of the following Proposals.

Revocability of Proxies. A stockholder giving a proxy has the power to revoke his or her proxy at any time before it is exercised by delivering to the Secretary of Flight Safety Technologies, Inc., a written instrument revoking the proxy or a duly executed proxy with a later date, or by attending the meeting and voting in person.

PROPOSAL NO. 1

AMENDMENT TO OUR
ARTICLES OF INCORPORATION TO DECLASSIFY
OUR BOARD OF DIRECTORS AND REDUCE THE TERMS
OF THE DIRECTORS FROM THREE YEARS TO ONE YEAR

Our articles of incorporation currently divide the members of our Board of Directors into three classes serving three-year staggered terms, with the number of directors in each class being as nearly equal as possible and directors for one of the three classes being elected each year. As Proposal No. 1, our Board of Directors has unanimously adopted a resolution that approves, and recommends our shareholders approve, an amendment to our articles of incorporation to declassify our Board of Directors, such that all of our directors will be elected annually. Proposal No. 1 would not change the present number of our directors.

The Amendment provides that Section 10(b) of the Articles will be deleted and replaced in its entirety with the following:

> "TENTH. (b) The directors shall be elected by the holders of shares entitled to vote thereon at the annual meeting of Stockholders and shall serve until the next succeeding annual meeting of shareholders and until their respective successor has been elected and qualified."

The Amendment would become effective upon filing of an appropriate certificate with the Secretary of State of the State of Nevada following shareholder approval.

Purpose of the Amendment

Our Company's primary purpose in originally adopting articles of incorporation with a classified board structure was to discourage persons, or groups of persons, from seeking control of our company by means of a process that did not involve voluntary agreements reached through negotiations with our management and Board of Directors. The staggered, three-year terms of our directors are designed to discourage such non-negotiated takeover attempts by delaying the time within which a majority of our Board of Directors could be changed after a non-negotiated acquisition of a controlling block of our voting stock. A classified board has also been viewed as promoting stability and as helping to maintain a greater continuity of experience on a company's board of directors because the majority of directors at any given time will have at least one year of experience with the company.

The Board has decided that it no longer believes it is in the best interests of the Company and its shareholders to have a classified Board of Directors. Our Board of Directors has approved and recommended this Proposal No. 1 to our shareholders for the following reasons:

   (1) the Board believes that it is in the best interests of the Company and its shareholders to allow shareholders to have the opportunity each year to register their views on the performance of the Board collectively and to hold individual directors accountable for its decisions and policies;

   (2) the Board seeks to remove impediments to potential business combinations which may enhance the value of our stock.

If Proposal No. 1 is approved, the directors elected at the Meeting will stand for election again at the 2004 annual meeting of shareholders, and every year thereafter, rather than serving a three-year term.

Section 78.330 of the Nevada Revised Statutes, as amended, provides that to establish a classified board, a company must expressly provide for the classification of directors in its Articles of Incorporation or Bylaws. By deleting this provision in our Articles of Incorporation through the adoption of Proposal No. 1, we intend to remove any express provision requiring or relating to Board classification or staggered terms.

Vote Required and Board of Directors' Recommendation

Approval of this proposal requires the affirmative vote of a majority of the votes cast affirmatively or negatively on Proposal No. 1 at the annual meeting of stockholders, as well as the presence of a quorum representing a majority of all outstanding shares of our common stock, either in person or by proxy. Abstentions and broker non-votes will each be counted as present for purposes of determining the presence of a quorum but will not have any effect on the outcome of the proposal.

The Board recommends a vote "FOR" Proposal No. 1 to amend our Articles of Incorporation to declassify our Board of Directors and to reduce the terms of the directors from three years to one year.

PROPOSAL NO. 2

ELECTION OF DIRECTORS

We currently have a Board of Directors consisting of eight directors, who are serving until the annual meeting of stockholders is held in 2003, and until their respective successors are duly elected and qualified. At the annual meeting of stockholders, directors will be elected for a term of one year. Accordingly, management proposed that shareholders elect eight persons to serve as members of the Board of Directors. There are no family relationships between any of the officers or directors of the Company.

Management's nominees for election by the stockholders to those eight positions are the current members of the Board of Directors: Samuel A. Kovnat, William B. Cotton, Frank L. Rees, Jackson Kemper, Jr., Stephen P. Tocco, Joseph J. Luca, Larry L. Pressler, and Kenneth S. Wood. If elected, the nominees will serve as directors until our annual meeting of stockholders in 2004 and until their successors are elected and qualified. If any nominee declines to serve or becomes unavailable for any reason, or if a vacancy occurs before the election (although we know of no reason to anticipate that this will occur), the proxies may be voted for such substitute nominees as we may designate.

Vote Required and Board of Directors' Recommendation

If a quorum is present and voting, the eight nominees for director receiving the highest number of votes will be elected as directors. Abstentions and broker non-votes will each be counted as present for purposes of determining the presence of a quorum but will have no effect on the vote.

The Board of Directors unanimously recommends a vote "FOR" the nominees named above.

The following table sets forth information for our current directors, including the nominees to be elected at the 2003 annual meeting of stockholders.

Name	Position with Flight Safety	Age	Director Since
Samuel A. Kovnat	Chairman, Chief Executive Officer	71	September 1, 2002
William B. Cotton	Director, President	63	September 1, 2002
Frank L. Rees	Director, Executive Vice President	71	September 1, 2002
Jackson Kemper, Jr.	Director	68	September 1, 2002
Stephen P. Tocco	Director	56	September 1, 2002
Joseph J. Luca	Director	56	October 25, 2002
Larry L. Pressler	Director	60	December 4, 2002
Kenneth S. Wood	Director	51	July 14, 2003

Samuel A. Kovnat is a co-founder of the Company's current business and serves as the Company's Chairman and Chief Executive Officer. From 1995 to 2001, Mr. Kovnat was also a consultant and program development manager for the parametric Airborne Dipping Sonar at the Sonetech Corporation and the Kildare Corporation. During that same period, Mr. Kovnat was a venture partner of Allied Venture Associates whose primary focus was in the Internet security and biotechnology arenas. Mr. Kovnat currently holds a secret security clearance from the U.S. Department of Defense. Mr. Kovnat graduated from the University of Miami with a B.S. degree in both Mathematics and Physics. Additionally, Mr. Kovnat received post graduate training in Computer Sciences from the Massachusetts Institute of Technology (MIT). Mr. Kovnat serves on the Company's Compliance, Disclosure and Ethics Oversight Committee and Executive Committee.

Captain William B. Cotton currently serves as President and as a Director of the Company. Captain Cotton was a United Airlines pilot from 1967-2000 and from 1986-2000 he was Manager of Air Traffic and Flight Systems. During his tenure as Manager of Air Traffic and Flight Systems, he led United Airlines' efforts to improve air traffic control industry-wide, as well as initiatives to upgrade the company's aircraft for safety and efficiency. From 1997-2000, Captain Cotton also served as Chairman of the Board ATN Systems, Inc., a consortium of airlines developing aeronautical telecommunications network (ATN) products in cooperation with the Federal Aviation Administration. ATN is a worldwide data network intended to support data communication connectivity between mobile platforms, airlines, providers of aeronautical communications services and government providers of air traffic control and flight information services. Captain Cotton received a B.A. degree and an M.A. degree in Aeronautical and Astronautical Engineering from the University of Illinois and MIT, respectively. Captain Cotton serves on the Company's Compliance, Disclosure and Ethics Oversight Committee and Executive Committee.

Frank L. Rees is a co-founder of the Company's business and serves as Executive Vice President and as a Director. Mr. Rees is the inventor of SOCRATES and UNICORN. Mr. Rees completed an M.A. in Mathematics at the University of Maryland in 1962. He also completed an M.A. in Electronic Engineering at Borough Polytechnic in London, England in 1956. Mr. Rees received a British equivalent of a B.S.E.E summa cum laude in Electronic and Electrical Engineering in 1954 from South East Essex Technical College in Essex, England which, at that time, was affiliated with London University. Mr. Rees serves on the Company's Compliance, Disclosure and Ethics Oversight Committee and Executive Committee.

Jackson Kemper, Jr. is the Chairman and Chief Executive Officer of the Kemper Group, Inc., a government relations organization, located in Washington D.C., where he has worked since 1995. Mr. Kemper graduated from Drexel University with a B.S. degree in Engineering. He also participated in Master Degree Studies at the University of Pennsylvania.

Stephen P. Tocco is the President and CEO of ML Strategies, LLC and currently serves as a Chairman of the Massachusetts Board of Higher Education. From August 1993 to January 1997, Mr. Tocco served as executive director and CEO of the Massachusetts Port Authority, which includes Boston's Logan International Airport. Mr. Tocco earned a B.S. degree in Chemistry from the Massachusetts College of Pharmacy. He completed graduate studies at Harvard University in 1989 and was awarded a CSS in Administration and Management. Mr. Tocco serves on the Company's Compliance, Disclosure and Ethics Oversight Committee.

Joseph J. Luca is the owner of Joseph J. Luca, CPA's, a regional public accounting firm which Mr. Luca founded in 1974 with offices in Woburn, MA and Providence, RI. From 1993 to 1999, Mr. Luca served as the CFO and Director of Administration and Finance of The Massachusetts Port Authority. Mr. Luca is a Certified Public Accountant in Massachusetts and Rhode Island and is a member of the American Institute of Certified Public Accountants and the Massachusetts Society of Certified Public Accountants. Mr. Luca earned a B.S.B.A. degree from Northeastern University with a major in Accounting in 1970 and a Masters of Science in Taxation from Bentley College in 1977. Mr. Luca serves as chairman of the Company's Finance and Audit Committee and is a member of the Company's Compensation Committee and Compliance, Disclosure and Ethics Oversight Committee.

Former United States Senator Larry L. Pressler was a member of Congress for 22 years, 18 of which he served in the U.S. Senate (1979-1997). During that time, he authored the Telecommunications Act of 1996 and was Chairman of the Senate Commerce, Science and Transportation Committee as well as Chairman of the Aviation Subcommittee for that committee. During his tenure in the Senate, he also served on the following committees: Commerce, Foreign Relations, Finance, Banking, Budget, Environment and Public Works, Small Business, and Special Committee on Aging. Senator Pressler was the first Vietnam Veteran elected to the U.S. Senate. Since 1997, Senator Pressler has been and is currently Chairman of The Pressler Group, L.L.C. Currently, Senator Pressler serves on the Boards of Infosys Technologies Ltd., and the Philadelphia Stock Exchange Board of Governors. Senator Pressler serves on the Audit and Nominations Committees of the Board of Infosys Technologies Ltd. Senator Pressler was a Rhodes Scholar at Oxford, England, received a Masters in Public Administration from Harvard's Kennedy School of Government, and is a graduate of Harvard Law School. Senator Pressler serves as the chair of the Company's Compliance, Disclosure and Ethics Oversight Committee.

Kenneth S. Wood was the President of Barringer Technologies, Inc. one of the world's leading trace detection companies, from 1996 to 2002. Mr. Wood graduated from Colgate University with a B.A. degree in Economics and received his J.D. degree from Seton Hall University. Mr. Wood serves on the Company's Finance and Audit Committee and is chair of the Compensation Committee.

PROPOSAL NO. 3

**APPROVAL TO GRANT DISCRETIONARY AUTHORITY
TO OUR BOARD OF DIRECTORS
TO EFFECT A REVERSE STOCK SPLIT
OF OUR COMMON STOCK AT A RATIO WITHIN THE RANGE
FROM ONE-FOR-TWO TO ONE-FOR-FOUR
AT ANY TIME PRIOR TO JUNE 1, 2004**

General

As of September 4, 2003, we had 50,000,000 shares of authorized common stock of which 15,901,233 shares were issued and outstanding. In order to permit a reduction of the number of shares of common stock outstanding, the Board of Directors has unanimously adopted a resolution seeking stockholder approval to grant the Board of Directors authority and discretion to effect a reverse split of our common stock. The range of the reverse stock split that the Board of Directors has authorized and for which it seeks stockholder approval is from one-for-two to one-for-four, with the exact ratio to be established within this range by the Board of Directors in its sole discretion at the time it elects to effect a split.

Our Board of Directors believes that stockholder approval of a range of exchange ratios (rather than a single exchange ratio) will provide it with the flexibility to achieve the desired results of the reverse stock split. If the shareholders approve this proposal, the reverse stock split will be effected only if our Board of Directors determines that the reverse stock split is in the best interests of our stockholders at that time. Our Board of Directors will set the timing for such a split and select the specific ratio from among the range set forth herein. No further action on the part of our stockholders will be required to either implement or abandon the reverse stock split. If our Board of Directors does not implement the reverse stock split prior to June 1, 2004, the authority granted in this proposal to implement the reverse stock split will terminate. Our Board of Directors reserves the right to elect not to proceed, and abandon the reverse stock split if it determines, in its sole discretion, that the reverse split would not be in the best interest of our stockholders.

The reverse stock split will affect all of our shareholders uniformly and will not affect any shareholder's percentage ownership interest in us or proportionate voting power.

The principal effects of the reverse stock split will be that:

(i)   the total number of shares of our common stock issued and outstanding will be reduced proportionately based on the reverse stock split ratio selected by the Board of Directors;

(ii)   depending on the exact reverse stock split ratio selected by the Board of Directors, between 2 and 4 shares currently owned by a stockholder would be exchanged for one (1) new share.

Our common stock is currently registered under Section 12(g) of the Securities Exchange Act of 1934, as amended, and as a result, we are subject to the periodic reporting and other requirements of the Securities Exchange Act of 1934. The reverse stock split will not affect the registration of our common stock under the Securities Exchange Act of 1934, and we have no current intention of terminating our registration under the Securities Exchange Act of 1934.

Shareholders are not being asked to exchange their certificates at this time. If and when the reverse split becomes effective, each certificate representing pre-reverse split shares will be deemed for all corporate purposes to evidence ownership of post-reverse split shares.

Upon the reverse stock split, we intend to treat shareholders holding our common stock in "street name," through a bank, broker or other nominee, in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding our common stock in "street name." However, such banks, brokers or other nominees may have different procedures than registered shareholders for processing the reverse stock split. If you hold your shares with such a bank, broker or other nominee and if you have any questions in this regard, we encourage you to contact your nominee.

Registered shareholders will be entitled to obtain new share certificates after the reverse split takes place, if they wish, by contacting our transfer agent, Pacific Stock Transfer Company, Las Vegas, Nevada. Otherwise, certificates representing pre-reverse split shares will be exchanged for certificates reflecting post-reverse split shares at the first time they are presented to the transfer agent for transfer.

Purposes of the Reverse Stock Split

A Reverse Split Can Help Us to Meet Eligibility for Listing on the American Stock Exchange or the Nasdaq SmallCap Market

Our common stock is currently traded on the Over-the-Counter Bulletin Board. Our Board of Directors believes that either the American Stock Exchange or the Nasdaq SmallCap Market would provide a better trading market for our common stock which could improve the liquidity of our common stock. Our Board of Directors believes that if the reverse split is effected, our common stock could have a greater likelihood of satisfying the American Stock Exchange or the Nasdaq SmallCap Market initial listing criteria.

Even if the reverse split is effected there can be no assurance that our common stock would be accepted for listing on the American Stock Exchange or the Nasdaq SmallCap Market. In addition, even if we are successful in listing our common stock on the American Stock Exchange or the Nasdaq SmallCap Market there can be no assurance that our common stock would meet the requirements for continued listing on either market.

A Reverse Split Can Avoid Certain Adverse Effects of Low Trading Price for Our Securities

Our Board of Directors believes that low trading prices of our common stock may have an adverse impact upon the efficient operation of the trading market in our securities. In particular, brokerage firms may charge a greater percentage commission on low-priced shares than that which would be charged on a transaction in the same dollar amount of securities with a higher per share price. Also, we believe that some brokerage firms may be reluctant to recommend purchases of low-priced stock to their clients or make a market in such shares. A low share price also may not meet investing guidelines of certain institutional investors. Such tendencies may adversely affect us. The reverse stock split may lessen these adverse effects if it results in a higher price per share of our common stock. However, there can be no assurance that a higher share price necessarily will generate interest in our stock at the retail or institutional level.

The Effect of Reverse Stock Split on Price for our Common Stock is Difficult to Predict with Certainty

You should note that the effect of the reverse stock split upon the market prices for our common stock cannot be predicted with certainty. In particular, there can be no assurance that the market price per share of our common stock after the reverse stock split will remain unchanged or increase in proportion to the reduction in the number of shares of our common stock outstanding before the reverse stock split. For example, based on the closing market price of our common stock on September 4, 2003, of $2.65 per share, if our Board of Directors decides to implement the reverse stock split and selects a reverse stock split ratio of one-for-four, there can be no assurance that the post-split market price of our common stock would be $10.60 per share or greater.

If the reverse stock split is effected and the market price of our common stock declines, the percentage decline may be greater than would occur in the absence of a reverse stock split. The market price of our common stock will, however, also be based on our performance and other factors, which are unrelated to the number of shares outstanding. Furthermore, the liquidity of our common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

We can give no assurance that the reverse stock split will achieve the desired results which we outline herein. Nor can we give any assurance that the reverse stock split will not adversely impact the market price of our common stock or, alternatively, that any increased price per share of our common stock immediately after the proposed reverse stock split will be sustained for any prolonged period of time.

In addition, the reverse stock split may have the effect of creating odd lots of stock (i.e., lots of fewer than 100 shares) for some shareholders and such odd lots may be more difficult to sell or have higher brokerage commissions associated with the sale of such odd lots.

Effect of the Reverse Split on Our Shares of Common Stock

Authorized Shares. The reverse split will affect the issued and outstanding number of shares of our common stock, not the authorized number of shares of our common stock. As the examples in the below chart indicate, if we implement a reverse split, both the amount and the proportion of authorized shares of common stock that are not issued or outstanding would increase significantly due to the reduction in the number of shares of our common stock issued and outstanding. This increase in the number and proportion of authorized but unissued shares, relative to outstanding shares after implementation of a reverse split, increases potential dilution to existing shareholders after the reverse split. As of August 14, 2003 we had 50,000,000 shares of common stock authorized and 15,901,233 shares of common stock issued and outstanding. After the reverse split, we will continue to have 50,000,000 shares of common stock authorized and 5,000,000 authorized but unissued shares of preferred stock. Authorized but unissued shares will be available for issuance, and we may issue such shares in financings or otherwise. If we issue additional shares, the ownership interest of holders of our common stock may also be diluted. Also, the issued shares may have rights, preferences or privileges senior to those of our common stock.

Ratio	Shares Outstanding as of August 14, 2003	Approximate Number of Shares Outstanding After Reverse Stock Split	Approximate Number of Shares Available for Future Issuance After Reverse Stock Split
One for Two	15,901,233	7,950,616	42,049,383
One for Three	15,901,233	5,300,411	44,699,589
One for Four	15,901,233	3,975,308	46,204,691

Potential Anti-Takeover Effect. Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect (for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of our Board of Directors or contemplating a tender offer or other transaction for the combination of the Company with another company), the reverse stock split proposal is not being proposed in response to any effort to accumulate our shares of common stock or obtain control of our Company, nor is it part of a plan by management to recommend similar measures or actions to our Board of Directors and stockholders. Other than the reverse stock split proposal, our Board of Directors does not currently contemplate recommending the adoption of any other measures or actions that could be construed to affect the ability of third parties to take over or change the control of our Company.

Accounting Matters

The reverse stock split will not affect the par value of our common stock. As a result, as of the effective time of the reverse stock split, the stated capital attributable to our common stock on our balance sheet will be reduced proportionately based on the reverse stock split ratio selected by our Board of Directors, and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced. The per-share net income or loss and net book value of our common stock will be restated because there will be fewer shares of our common stock outstanding.

Federal Income Tax Consequences of the Reverse Stock Split

The following is a summary of certain material United States federal income tax consequences of the reverse stock split, and does not purport to be a complete discussion of all of the possible federal income tax consequences of the reverse stock split and is included for general information only. Further, it does not address any state, local or foreign income or other tax consequences. Also, it does not address the tax consequences to holders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities. The discussion is based on the provisions of the United States federal income tax law as of the date hereof, which is subject to change retroactively as well as prospectively. This summary also assumes that the pre-reverse stock split shares were, and the post-reverse stock split shares will be, held as a "capital asset," as defined in the Internal Revenue Code of 1986, as amended (i.e., generally, property held for investment). The tax treatment of a shareholder may vary depending upon the particular facts and circumstances of such shareholder. Each shareholder is urged to consult with his or her own tax advisor with respect to the tax consequences of the reverse stock split. As used herein, the term United States holder means a shareholder that is, for federal income tax purposes: a citizen or resident of the United States; a corporation or other entity taxed as a corporation created or organized in or under the laws of the United States, any State of the United States or the District of Columbia; an estate the income of which is subject to federal income tax regardless of its source; or a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons has the authority to control all substantial decisions of the trust.

We believe that the reverse stock split will constitute a reorganization within the meaning of section 368(a)(1)(E) of the Internal Revenue Code. As a result, no gain or loss should be recognized by a shareholder upon such shareholder's exchange of pre-reverse stock split shares for post-reverse stock split shares pursuant to the reverse stock split. The aggregate tax basis of the post-reverse stock split shares received in the reverse stock split will be the same as the shareholder's aggregate tax basis in the pre-reverse stock split shares exchanged therefor. The shareholder's holding period for the post-reverse stock split shares will include the period during which the shareholder held the pre-reverse stock split shares surrendered in the reverse stock split.

We have not sought and will not seek an opinion of counsel or a ruling from the Internal Revenue Service regarding the federal tax consequences of the reverse stock split. Our view regarding the tax consequences of the reverse stock split is not binding on the Internal Revenue Service or the courts. Accordingly, each shareholder should consult with his or her own tax advisor with respect to all of the potential tax consequences of the reverse stock split.

Vote Required and Board of Directors' Recommendation

Approval of this proposal requires the affirmative vote of a majority of the votes cast affirmatively or negatively on the proposal at the annual meeting of stockholders, as well as the presence of a quorum representing a majority of all outstanding shares of our common stock, either in person or by proxy. Abstentions and broker non-votes will each be counted as present for purposes of determining the presence of a quorum but will not have any effect on the outcome of the proposal.

The Board of Directors recommends that you vote "FOR" the proposal to effect a reverse stock split.


PROPOSAL NO. 4

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS


The Finance and Audit Committee has selected Kostin, Ruffkess & Company, LLC as independent auditors to audit our consolidated financial statements for the fiscal year ending May 31, 2004. Kostin, Ruffkess & Company, LLC has acted in such capacity since its appointment in fiscal year 2003. A representative of Kostin, Ruffkess & Company, LLC is expected to be present at the annual meeting, with the opportunity to make a statement if the representative desires to do so, and is expected to be available to respond to appropriate questions.

Audit and Related Fees

The following table presents fees for professional audit services rendered by Kostin, Ruffkess & Company, LLC for the audit of the Company's annual financial statements for fiscal 2003, and fees billed for other services rendered by Kostin, Ruffkess & Company, LLC.

		2003
Audit Fees	$	35,000
Audit related fees(1)		18,750
	$	53,750
Audit and audit related fees		
Tax fees(2)	$	11,500
All other fees		0
Total fees	$	65,250

_____

(1) Audit Related Fees consisted principally of acquisition and other audits, services related to registration statements, financing transactions, issuance of consents, and consultations in connection with accounting and financial reporting matters.
(2) Tax fees consisted of fees for tax consultation and tax compliance services.

Annual Independence Discussions

The Finance and Audit Committee has determined that the provision by Kostin, Ruffkess & Company, LLC of certain limited, non-audit services to Flight Safety Technologies, Inc. has been compatible with Kostin, Ruffkess & Company, LLC maintaining its independence.

Vote Required and Board of Directors' Recommendation

Approval of this proposal requires the affirmative vote of a majority of the votes cast affirmatively or negatively on the proposal at the annual meeting of stockholders, as well as the presence of a quorum representing a majority of all outstanding shares of our common stock, either in person or by proxy. Abstentions and broker non-votes will each be counted as present for purposes of determining the presence of a quorum but will not have any effect on the outcome of the proposal.

Stockholder ratification of the selection of Kostin, Ruffkess & Company, LLC as our independent auditors is not required by our Bylaws or otherwise. We are submitting the selection of Kostin, Ruffkess & Company, LLC to you for ratification as a matter of good corporate practice. In the event the stockholders fail to ratify the selection, the Finance and Audit Committee of our Board of Directors will reconsider whether or not to retain that firm. Even if the selection is ratified, the Finance and Audit Committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if it determines that such a change would be in our best interest and the best interest of the stockholders.

The Board of Directors unanimously recommends a vote "FOR" the ratification of Kostin, Ruffkess & Company, LLC as Flight Safety's independent auditors for the fiscal year ending May 31, 2004.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth, as of August 20, 2003, certain information with respect to the beneficial ownership of our common stock by (i) each stockholder known by us to be the beneficial owner of more than five percent (5%) of our common stock, (ii) each director, (iii) each executive officer, and (iv) all of our directors and executive officers as a group. Except as set forth below, we are not aware of any beneficial owner of more than five percent (5%) of our common stock. Except as otherwise indicated, we believe that the beneficial owners of our common stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

Name (1)	Amount and Nature of Beneficial Ownership(2)	Percent of Common Stock(3)
Directors and Executive Officers		
William B. Cotton, Director, President (4)	1,159,063	7.11%
Samuel A. Kovnat, Chairman, CEO	1,268,938	7.98%
Frank L. Rees, Technical Director, Executive Vice President	1,268,938	7.98%
David D. Cryer, Chief Financial Officer, Secretary, Treasurer	125,000	*
Jackson Kemper, Jr., Director (5)	250,000	1.56%
Stephen P. Tocco, Director (6)	117,185	*
Joseph J. Luca, Director (7)	54,629	*
Larry L. Pressler (8)	125,000	*
Kenneth S. Wood (9)	31,250	*
Shares of all directors and officers as a group (nine persons)	4,400,003	27.46%
Certain Beneficial Owners		
Spencer Trask Intellectual Capital Company, LLC (10)	1,455,040	9.07%
Wakefield Holdings Corp. (11)	1,000,000	6.29%

*Represents beneficial ownership of less than one percent of the issued and outstanding common stock on August 14, 2003.

(1) The address of all our directors and named executive officers is the address of our company: 28 Cottrell Street, Mystic, Connecticut, 06355.

(2) Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934. The number of shares beneficially owned by each person or group as of August 14, 2003 includes shares of common stock that such person or group had the right to acquire on or within 60 days after August 14, 2003, including, but not limited to, upon the exercise of options. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name.

(3) For each person and group included in the table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group as described above by the sum of the 15,901,233 shares of common stock outstanding on August 14, 2003 and the number of shares of common stock that such person or group had the right to acquire on or within 60 days of August 14, 2003, including, but not limited to, upon the exercise of options.

(4) Includes 409,063 shares of our common stock issuable to Mr. Cotton upon the exercise of options at a rate of $2.00 per option. Options for an additional 28,437 shares will vest on December 15, 2003.

(5) Represents 125,000 shares of our common stock and 125,000 shares of our common stock issuable to Mr. Kemper upon the exercise of options at a rate of $2.00 per option.

(6) Solely represents shares of our common stock issuable to Mr. Tocco upon the exercise of options at a rate of $2.00 per option. Options for an additional 7,815 shares of our common stock will vest on December 15, 2003.

(7) Solely represents shares of our common stock issuable to Mr. Luca upon the exercise of options at a rate of $2.00 per option. Options for an additional 70,371 shares of our common stock will vest over the next 24 months at a rate of 7,812 shares per quarter.

(8) Solely represents shares of our common stock issuable to Senator Pressler upon the exercise of options at a rate of $2.00 per option.

(9) Solely represents shares of our common stock issuable to Mr. Wood upon the exercise of options at a rate of $2.00 per option. Options for an additional 93,750 shares of our common stock will vest over the next 36 months at a rate of 7,812 shares per quarter.

(10) Includes 1,250,000 shares of our common stock held by Spencer Trask Intellectual Capital Company, LLC; 22,725 shares of our common stock held by Spencer Trask Ventures, Inc.; and 105,545 shares of our common stock issuable to Spencer Trask & Co. upon exercise of issued and outstanding warrants at a rate of $2.00 per warrant; 113,632 shares of our common stock held by William Dioguirdi, President of Spencer Trask, LLC and 38,385 shares of our common stock issuable to William Dioguirdi, President of Spencer Trask, LLC upon exercise of warrants at a rate of $2.00 per warrant. Having an address at 535 Madison Avenue, 18th Floor, New York, NY 10022.

(11) Having an address at Victoria House, P.O. Box 58, The Valley, Anguilla, BWI.

Change in Control

On September 1, 2002, we closed on a voluntary share exchange ("Share Exchange") with the shareholders of Flight Safety Technologies Operating, Inc. (hereinafter "Subsidiary" or "FSTO"). The Share Exchange resulted in our acquisition of FSTO and also in the issuance of shares of our common stock to FSTO shareholders constituting approximately 53% of our issued and outstanding common stock. Control was assumed from a group of shareholders of our Company who held our outstanding common stock as of August 31, 2002. The directors and executive officers of FSTO became our directors and executive officers. As of June 27, 2003, FSTO merged into us pursuant to a short form merger under Delaware and Nevada law.

Executive Officers

Our executive officers are generally elected annually at the meeting of our Board of Directors held in conjunction with the annual meeting of stockholders. The following are our executive officers and their ages as of August 20, 2003:

Name	Office	Age	Position Since
Samuel A. Kovnat	Chief Executive Officer	71	September 1, 2002
William B. Cotton	President	63	September 1, 2002
Frank L. Rees	Executive Vice President - Technology	71	September 1, 2002
David D. Cryer	Chief Financial Officer, Secretary, Treasurer	55	October 4, 2002

The following sets forth the business experience, principal occupations and employment of each of our current executive officers who do not serve on the Board of Directors:

David D. Cryer presently serves as Chief Financial Officer, Secretary and Treasurer of the Company. Mr. Cryer also serves as Chief Financial Officer of Integrated Medical Services, Inc., a Wyoming corporation, and serves as the Controller to Kildare Corporation, a Delaware corporation. Mr. Cryer graduated from the University of Massachusetts with a B.S. degree in Accounting. In addition, Mr. Cryer participated in graduate studies in accounting at the University of Kentucky and received a Masters Degree in Management Science at Ball State University. Mr. Cryer serves on the Company's Compliance, Disclosure and Ethics Oversight Committee and Executive Committee.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

The following table sets forth information concerning the compensation of our chief executive officer and our two other most highly compensated executive officers, during the fiscal years ended May 31, 2001, 2002, and 2003.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation			Long Term Compensation Awards		All Other Comp ($)
		Salary ($)	Bonus ($)	Other Annual Compensation	Restricted Stock Award (#)	Shares Underlying Options (#)	
William B. Cotton, President	2001	86,870	--	--	--		--
	2002	117,238	--	--	500,000(1)	437,500(2)	--
	2003	138,043					
Samuel A. Kovnat, CEO	2001	127,860	--	--	--	--	--
	2002	124,800	--	--	--	--	--
	2003	150,960					
Frank L. Rees, Executive VP	2001	125,440	--	--	--	--	--
	2002	114,100	--	--	--	--	--
	2003	120,820					

(1) Reflects an award of 500,000 shares of common stock on December 30, 2001. These shares were awarded by the Company's former subsidiary and the number provided reflects the shares issued on a 2.5 to 1 basis in accordance with a share exchange effective September 1, 2002.

(2) Consists of an option to purchase 437,500 shares of common stock at an exercise price of $2.00. This option was granted January 1, 2001, by the Company's former subsidiary and reflects the shares issued on a 2.5 to 1 basis in accordance with a share exchange effective September 1, 2002.

Compensation of Directors

Only directors who are not employees (currently Messrs. Kemper, Tocco, Luca, Pressler, and Wood) of the Company are compensated for their services as directors. Each non-employee director is paid $1,000 for each meeting of the Board of Directors that he attends in person. Non-employee directors who sit on the Finance and Audit Committee, Compensation Committee or Compliance, Disclosure and Ethics Oversight Committee are compensated at the rate of $300 to $400 per hour for the work on such committee. Directors are also reimbursed for their expenses incurred in attending Board of Directors and committee meetings.

Each independent member of the Board of Directors is also eligible for a grant of stock options under the following terms. Upon initial election to the Board of Directors, a director may be granted an option to purchase 125,000 shares of our common stock at $2.00 per share. Of these options, 25% vest immediately, with the remaining options vesting at a rate of 6 1/4% every quarter over a three year period. All options granted under this provision have a three-year term beginning upon the date of the grant.

Employment Contracts

On November 3, 2000, we entered into a three year employment agreement with William B. Cotton, our President. The agreement provided for the payment to Mr. Cotton of an initial annual salary of $150,000 subject to continuous government funding. Pursuant to the agreement, Mr. Cotton was also granted an option to purchase the equivalent of 312,500 shares of our common stock. The agreement also provides that the parties may agree by written amendment to continue the agreement on a year to year basis.

On November 3, 2000, we entered into a three year employment agreement with David D. Cryer, our Chief Financial Officer. The agreement provided for the payment to Mr. Cryer of an initial annual salary of $90,000 subject to continuous government funding. The agreement also provides that the parties may agree by written amendment to continue the agreement on a year to year basis.

On November 3, 2000, we entered into a three year employment agreement with Samuel A. Kovnat, our Chief Executive Officer. The agreement provided for the payment to Mr. Kovnat of an initial annual salary of $166,000 subject to continuous government funding. The agreement also provides that the parties may agree by written amendment to continue the agreement on a year to year basis.

On November 3, 2000, we entered into a three year employment agreement with Frank L. Rees, our Executive Vice President-Technology. The agreement provided for the payment to Mr. Rees of an initial annual salary of $146,000 subject to continuous government funding. The agreement also provides that the parties may agree by written amendment to continue the agreement on a year to year basis.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We recently approved the continuation of a consulting contract in the amount of six thousand dollars ($6,000) per month plus expenses between the Company and The Kemper Co. L.L.C. which is owned by one of our directors, Mr. Jackson Kemper, Jr.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) Beneficial Ownership Reporting Compliance.

Section 16(a) of the Securities Exchange act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10%

of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended May 31, 2003, beneficial owners complied with Section 16(a) filing requirements applicable to them to the extent they had no trading activity in 2002.

Form 3s for Mr. Cryer, who was appointed to his executive position on October 4, 2002, and for Mr. Luca, who was elected to the Board of Directors on October 25, 2002, were filed with the SEC on November 21, 2002, and therefore, were not timely filed within the required ten day period running from the date of such appointments.

BOARD MEETINGS AND COMMITTEES

The Board of Directors held six meetings during the fiscal year ended May 31, 2003. The Board of Directors has an Audit Committee and a Compensation Committee. It does not have a nominating committee or a committee performing the functions of a nominating committee. During the last fiscal year, no director attended fewer than 75% of the total number of meetings of the Board and all of the committees of the Board on which such director served held during that period.

The Finance and Audit Committee currently consists of Mr. Luca and Mr. Wood. The functions of the Finance and Audit Committee include retaining our independent auditors, reviewing their independence, reviewing and approving the planned scope of our annual audit, reviewing and approving any fee arrangements with our auditors, overseeing their audit work, reviewing and pre-approving any non-audit services that may be performed by them, reviewing the adequacy of accounting and financial controls, reviewing our critical accounting policies and reviewing and approving any related party transactions. The Board of Directors has determined that Mr. Luca is the audit committee "financial expert," as such term is defined under Item 401(e) of Regulation S-B issued under the Securities Act of 1933, as amended, and is independent. Mr. Luca is an expert by virtue of his extensive career in the financial and accounting business.

The Finance and Audit Committee had two meetings separate from meetings of the Board of Directors during the fiscal year ended May 31, 2003. Each member of our Finance and Audit Committee is independent, as that term is defined by Rule 4200(c)(15) of the National Association of Securities Dealers' Listing Standards. For additional information concerning the Finance and Audit Committee, see "Report of the Audit Committee" included in this proxy statement.

The members of the Compensation Committee are Joseph J. Luca and Kenneth S. Wood. The Compensation Committee makes recommendations to the Board of Directors on compensation for our executive officers and other key employees, and reviews management's recommendations for stock option grants and other compensation plans or practices. The Compensation Committee had two meetings separate from meetings of the Board of Directors during the fiscal year ended May 31, 2003. For additional information about the Compensation Committee, see "Report of the Compensation Committee on Executive Compensation" included in this proxy statement.

REPORT OF THE FINANCE AND AUDIT COMMITTEE

The Finance and Audit Committee oversees our financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including internal control systems. Kostin, Ruffkess & Company, LLC is responsible for performing an independent audit of our consolidated financial statements in accordance with auditing standards generally accepted in the United States and to issue a report on its audit.

The Finance and Audit Committee currently consists of two directors, both of whom, in the judgment of the Board, are "independent directors."

The functions of the committee include retaining our independent auditors, reviewing their independence, reviewing and approving the planned scope of our annual audit, reviewing and approving any fee arrangements with our auditors, overseeing their audit work, reviewing and pre-approving any non-audit service that may be performed by them, reviewing the adequacy of accounting and financial controls, reviewing our critical accounting policies and reviewing and approving any related party transactions. The committee acts pursuant to a written charter that has been adopted by the Board of Directors. A copy of this charter is attached to this proxy statement as Appendix A. In fulfilling its oversight responsibilities, the Finance and Audit Committee received and discussed our audited financial statements in the Annual Report with Management, including a discussion of the quality of the accounting principles and policies, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Finance and Audit Committee has discussed and reviewed with our independent auditors, who are responsible for auditing our financial statements and expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, all matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Finance and Audit Committee has met with Kostin, Ruffkess & Company, LLC, with and without management present, to discuss the overall scope of Kostin, Ruffkess & Company, LLC's audit, the results of its examinations, its evaluations of our internal controls and the overall quality of our financial reporting.

The Finance and Audit Committee has received from our auditors a formal written statement describing all relationships between the auditors and us that might bear on the auditors' independence consistent with Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), discussed with the auditors any relationships that may impact their objectivity and independence, and satisfied itself as to the auditors' independence.

Based on the review and discussions referred to above, the committee recommended to the Board of Directors that our audited financial statements be included in our Annual Report on Form 10-KSB for the fiscal year ended May 31, 2003.

FINANCE AND AUDIT COMMITTEE

Joseph J. Luca (Chair)
Kenneth S. Wood

REPORT OF THE COMPENSATION COMMITTEE
ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors is comprised of non-employee members of our Board of Directors. The Compensation Committee reviews and approves salary and bonus criteria for executive officers, and approves stock option grants to executive officers.

The goals of our executive officer compensation policies are to attract, retain and reward executive officers who contribute to our success, to align executive officer compensation with our performance and to motivate executive officers to achieve our business objectives. We may use a variety of salary, bonus compensation, option grants, performance share awards and restricted stock awards to attain these goals.

We strongly believe that equity ownership by executive officers provides incentives to build stockholder value and aligns the interests of executive officers with those of the stockholders, and therefore we intend to make periodic grants of stock options and awards. We generally determine the size of an option grant to an executive officer with reference to competitive practice, the responsibilities and expected future contributions of the executive officer, previous grants to that officer, as well as recruitment and retention considerations.

We have considered the provisions of Section 162(m) of the Internal Revenue Code and related Treasury Department regulations which restrict deductibility of executive compensation paid to our chief executive officer and each of the four other most highly compensated executive officers holding office at the end of any year to the extent such compensation exceeds $1,000,000 for any of such officers in any year and does not qualify for an exception under the statute or regulations. We expect that the Compensation Committee will generally be comprised of non-employee directors, and to the extent such committee is not so constituted for any period of time, the options granted during such period will not be likely to result in compensation exceeding $1,000,000 in any year. The Compensation Committee does not believe that in general, other components of our compensation will be likely to exceed $1,000,000 for any executive officer in the foreseeable future and therefore concludes that no further action with respect to qualifying such compensation for deductibility is necessary at this time. In the future, the Compensation Committee will continue to evaluate the advisability of qualifying its executive compensation for deductibility of such compensation. The Compensation Committee's policy is to qualify its executive compensation for deductibility under applicable tax laws as practicable.

COMPENSATION COMMITTEE

Kenneth S. Wood (Chair)
Joseph J. Luca

Item 8. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

As previously reported on an 8-KA filed with the SEC on October 22, 2002, effective October 3, 2002, we terminated our then current accountant, Quintanilla, A Professional Accounting Corporation ("Quintanilla") and engaged Kostin, Ruffkess & Company, LLC, which has offices in Farmington and New London, Connecticut, as our principal independent public accountant. The decision to engage Kostin, Ruffkess & Company, LLC was made by our Finance and Audit Committee in accordance with Section 301 of the Sarbanes-Oxley Act of 2002. The decision was based on a relocation of our principal place of business from California to Connecticut.

Quintanilla's reports on our financial statements since our inception on May 21, 2001, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audit for our first fiscal year ending December 31, 2001, and up to the date of termination, there were no disagreements with Quintanilla on any matters of accounting principles or practices, financial statement disclosure of auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Quintanilla would have caused Quintanilla to make reference to the subject matter of the disagreement(s) in connection with its report on our financial statements. Since our inception on May 21, 2001, and up to the date of termination of Quintanilla, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

We authorized Quintanilla to respond fully to any inquiries of our new auditors relating to their engagement as our independent accountant.

We had not previously consulted with Kostin, Ruffkess & Company, LLC regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion which might be rendered on our financial statements, and no written or oral advice was provided to us concluding there was an important factor to be considered by us in reaching a decision as to an accounting, auditing, or financial reporting issue. Neither did we discuss with Kostin, Ruffkess & Company, LLC any accounting, auditing, or financial reporting issue that was a subject of disagreement between us and Quintanilla, our previous independent accountants, as there were no such disagreements.

STOCKHOLDER PROPOSALS TO BE PRESENTED
AT NEXT ANNUAL MEETING

Stockholder proposals may be included in our proxy materials for an annual meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in applicable SEC rules. For a stockholder proposal to be included our proxy materials for the annual meeting to be held in 2004, the proposal must be received at our principal executive offices, addressed to the Secretary, no later than 120 calendar days in advance of the one year anniversary of the date our proxy statement was released to stockholders in connection with the previous year's annual meeting of stockholders. Stockholder business that is not intended for inclusion in our proxy materials may be brought before the annual meeting so long as we receive timely notice of the proposal, addressed to the Secretary at our principal executive offices. To be timely, notice of stockholder business must be received by our Secretary no later than the close of business on the 10th day following the day on which the date of the annual meeting is publicly announced. A stockholder's notice to the Secretary must set forth as to each matter the stockholder proposes to bring before the annual or special meeting (i) a brief description of the business desired to be brought before the annual meeting, (ii) the name and address of the stockholder proposing such business and of the beneficial owner, if any, on whose behalf the business is being brought, (iii) the class and number of shares of our common stock which are beneficially owned by the stockholder and such other beneficial owner, and (iv) any material interest of the stockholder and such other beneficial owner in such business.

TRANSACTION OF OTHER BUSINESS

At the date of this proxy statement, the Board of Directors knows of no other business that will be conducted at the 2003 annual meeting other than as described in this proxy statement. If any other matter or matters are properly brought before the meeting, or any adjournment or postponement of the meeting, it is the intention of the persons named in the accompanying form of proxy to vote the proxy on such matters in accordance with their best judgment.

By order of the Board of Directors

DAVID D. CRYER
Secretary

September 16, 2003

FLIGHT SAFETY TECHNOLOGIES, INC.
CHARTER OF THE FINANCE AND AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

Adopted by Resolution of the
Board of Directors of Flight Safety Technologies, Inc.
on October 25, 2002

I. Purpose.

The Finance and Audit Committee of the Board is responsible for consulting with the Chief Executive Officer, President, Treasurer, Controller and such other officers as it deems appropriate on the annual budget process of the Corporation; for reviewing and making recommendations on the annual budget prior to its submission to the Board; reviewing the Corporation's annual financial statements; developing and recommending long range financial objectives for the Corporation; appointing, setting compensation for and overseeing the work of the Corporation's registered public accounting firm.

II. Membership of Finance and Audit Committee

The Finance and Audit Committee shall be comprised of at least two but not more than four directors as determined and appointed by the Board, one of whom shall be designated as Chairman of the Committee by resolution of the Board and one of whom, if available, shall be a "financial expert" as that term is defined in Section 407 of the Sarbanes-Oxley Act of 2002. Each member of this Committee shall be independent, as that term is defined by Section 301 of the Sarbanes-Oxley Act of 2002, and otherwise free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. Each member of this Committee shall have appropriate qualifications and make a commitment of time that is adequate to carryout their duties. Members of the Committee shall remain on the Committee until resignation or removal by the Board, but shall not serve longer than six years on the Committee.

III. Recommendations of the Finance and Audit Committee

Recommendations or determinations, which have been agreed to by a majority of the Finance and Audit Committee members, shall be forwarded to the Board for review or action as appropriate.

IV. Meetings of the Finance and Audit Committee

Regular meetings of the Finance and Audit Committee shall be held at least quarterly and shall be scheduled and called by the Chairman of the Committee and special meetings may be called by any member of the Committee. Notice of at least ten business days shall be provided by the Chairmen of the Committee prior to the occurrence of any regular meeting and notice of at least two business days shall be provided by a member calling a special meeting prior to the occurrence of such meeting. Meetings may be held either in person or by telephone and notice may be provided either in writing, by facsimile or mail or by telephone.

A majority of the Committee shall constitute a quorum for the purpose of taking any action, but the affirmative vote of a majority of the whole Committee shall be necessary in every case.

The Committee shall keep minutes of its meetings and decisions.

V. Scope of Finance and Audit Committee Work

The Finance and Audit Committee will undertake the following listed duties and such other matters as may warrant its attention to effectively carry out its purpose.

(1)   Oversee the Treasurer and/or Assistant Treasurer(s), Chief Financial Officer or Controller in carrying out his, her or their responsibilities.

(2)   In consultation with the Treasurer, President, Chief Executive Officer, and Controller establish and periodically review such internal controls and procedures for financial reporting and budget tracking and reporting standards and procedures as are appropriate to the needs of the Corporation, the Committee and the Board and otherwise required by law, including, without limitation, the United States Securities and Exchange Commission.

(3)   Review the annual budget and make specific recommendations to the Board on its adoption, including where desirable, comments on cash flows needs, liquidity analysis, expense levels, financial covenant compliance, revenue structures, fees and charges, adequacy of proposed funding levels of programs, and adequacy of provision for reserves.

(4)   Undertake a review, at least annually, of the long range financial objectives of the Corporation and the accomplishment of the same and report to the Board annually on such objectives, including recommendations for revision as appropriate.

(5)   Meet with the Corporation's Treasurer, Controller, and other members of management and outside auditor to review, question and understand the unaudited financial statements and annual financial statements of the Corporation and prepare a report for inclusion in the Corporation's annual proxy statement.

(6)   Review, question and understand: disagreements between management and the auditor regarding financial reporting for the purpose of preparing or issuing an audit report or related work; the issues and resolution thereof to which management and auditors devote considerable attention; key accounting judgments and the economic and financial statement effects of such judgments; critical accounting policies and their alternatives, including the range of effects and why the particular alternative was chosen.

(7)   Appoint, set compensation for, and oversee the work of the Corporation's registered public accounting firm. Each such registered public accounting firm shall report directly to the Finance and Audit Committee. Provide a separate letter to the Board indicating comments and suggestions prior to the final audit draft being submitted to the full Board.

(8)   Annually assess the effectiveness of the internal control structure and procedure of the Corporation for financial reporting and prepare a report of such assessment for attestation by the Corporation's public accountant and inclusion in the Corporation's annual report in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

(9)   Establish procedures for:
        (a)   the receipt, retention, and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and

        (b)   the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

(10)   Retain and engage independent counsel and other advisers, as it determines necessary to carry out its duties.

(11)   Such other matters as may be helpful or appropriate at the request of either the Board or management of the Corporation or otherwise required by law.

PROXY

FLIGHT SAFETY TECHNOLOGIES, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
MEETING OF STOCKHOLDERS
NOVEMBER 6, 2003

The stockholders hereby appoint William B. Cotton and Samuel A. Kovnat, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of Flight Safety Technologies, Inc. that the stockholders are entitled to vote at the Annual Meeting of Stockholders to be held at 11:00 a.m., EST, on November 6, 2003, at the Mystic Marriot Hotel and Spa, 625 North Road, Groton, Connecticut 06340, and any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE STOCKHOLDERS. IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES LISTED ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS AND FOR EACH PROPOSAL.

The Board of Directors recommends a vote "FOR" all items.

	For	Against	Abstain
1. Proposal to amend our Articles of Incorporation to declassify our Board of Directors and reduce the terms of the Directors from three years to one year.	[ ]	[ ]	[ ]

	For All	Withhold All	For All Except	To withhold authority to vote, mark "For All Except" and write the nominee's number on the line below.
2. To elect as Directors of Flight Safety Technologies, Inc. the nominees listed below:	[ ]	[ ]	[ ]	_____

01) Samuel A. Kovnat   05) Stephen P. Tocco
02) William B. Cotton   06) Joseph J. Luca
03) Frank L. Rees   07) Larry L. Pressler
04) Jackson Kemper, Jr.   08) Kenneth S. Wood

		For	**Against**	**Abstain**
3.	Proposal to grant authority to our Board of Directors to effect a reverse stock split of our common stock at a ratio within the range from one-for-two to one-for-four at any time prior to May 31, 2004.	[ ]	[ ]	[ ]

		For	**Against**	**Abstain**
4.	Ratification of independent accountants.	[ ]	[ ]	[ ]

5. In their discretion, upon such other matters that may properly come before the meeting or any adjournment or adjournments thereof.

The shares represented by this proxy when properly executed will be voted in the manner directed herein by the undersigned stockholder(s). If no direction is made, this proxy will be voted FOR Items 1, 2, 3, and 4. If any other matters properly come before the meeting, the person named in this proxy will vote in their discretion.

For address changes and/or comments, please check this box and write them on the back where indicated.

Please indicate if you plan to attend this meeting   Yes   [ ]   No   [ ]

Please sign exactly as name appears hereon. Attorneys, trustees, executors and other fiduciaries acting in a representative capacity should sign their names and give their titles. An authorized person should sign on behalf of corporations, partnerships, associates, etc. and give his or her title. If your shares are held by two or more persons, each person must sign. Receipt of the notice of meeting and proxy statement is hereby acknowledged.

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Signature(s)

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Date